--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response ....0.05
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
   Horing,          Jeffrey                         (Month/Day/Year)      I-many, Inc. ("IMNY")
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    (Last)          (First)          (Middle)         July 2000         5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS Identification
  I-many, Inc.                                      Number of Report-   X  Director           10% Owner         (Month/Day/Year)
  537 Congress Street                               ing Person, if an   ---               ----
-------------------------------------------------   entity                 Officer (give      Other (specify  ---------------------
                    (Street)                        (Voluntary)            title below)       below)           7. Individual or
                                                                        ---               ----                    Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                  Line)
                                                                          ---------------------------             Form filed by One
  Portland,          ME               04101                                                                    X  Reporting Person
                                                                                                              ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
                                                                                                              ---
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    (City)          (State)            (Zip)

                              TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security        2. Amount of Securities     3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                  Beneficially Owned          Form: Direct        Ownership (Instr. 5)
                               (Instr. 4)                  (D) or Indirect
                                                           (I)  (Instr. 5)
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  Common Stock                    2,726,493                      I           by Insight Capital Partners II, L.P.(1)
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  Common Stock                      302,945                      I           by Insight Capital Partners (Cayman) II, L.P.(1)
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  Common Stock                      526,055                      I           by Insight Capital Partners III, L.P.(1)
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  Common Stock                       92,213                      I           by Insight Capital Partners III-Coinvestors, L.P.(1)
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  Common Stock                      130,313                      I           by Insight Capital Partners (Cayman) III, L.P.(1)
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  Common Stock                    3,466,938                      I           by WI Software Investors, LLC(2)
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  Common Stock                      311,083                      I           by Imprimis SB, L.P.(2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                         TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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  Stock option (right to buy)        (3)    7/12/10(3)    Common Stock       62,500      $10.00(3)        D
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Explanation of Responses:
(1)  The Reporting Person is a member of the general partners that own the reported securities. The reporting person disclaims beneficial ownership of the securities indicated, and the reporting herein of such securities shall not be construed as an admission that the undersigned is the beneficial owner of any such securities for purposes of Section 16 of the Securities
Exchange Act of 1934, as amended, or for any other purpose.

(2)  The Reporting Person is an owner of Insight Venture Management, Inc., which, by contract, has limited voting power over the reported securities. The reporting person disclaims beneficial ownership of the securities indicated, and the reporting herein of such securities shall not be construed as an admission that the undersigned is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, of for any other purpose.

(3)  These options will be granted on the date of pricing of I-many's initial public offering pursuant to an effective registration statement, which is expected to be on 7/12/00. They will vest in three equal annual installments beginning on 7/12/01 (assuming a pricing date of 7/12/01) and will have an exercise price equal to the initial public offering price (estimated to be $10.00)

                                                                        /s/ Jeffrey Horing                         7/8/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         Jeffrey Horing

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)